Exhibit 99.1

CONTACT:  Retalix Ltd.
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com

Retalix Announces Second Quarter 2011 Results

Strong Sales Quarter with Multiple New Customer Wins; Sixth
Consecutive Quarter of Revenue Growth; Increase of 11% Revenue and
18% Non-GAAP Net Income vs. Q2 2010; $9.3 M in Operating Cash Flow

RA'ANANA, Israel, August 3, 2011 -- Retalix® Ltd. (NasdaqGS:RTLX), a leading global provider of software and services to high volume, high complexity retailers, announced today results for the second quarter and first half of 2011 ended June 30, 2011.

Summarized financial highlights for the second quarter:

•	Total Revenues were up 11% to $57.8 million, compared with $52 million in the second quarter of 2010.

•
Adjusted Income from Operations (Non-GAAP)* was $5.1 million, compared to $5.3 million in the second quarter of 2010, while Retalix continued to invest in its growth engines and strategic projects for customers.

•	Income from Operations (GAAP) was $3.8 million, compared to $3.4 million in the second quarter of 2010.

•	Adjusted Net Income (Non-GAAP)* was $3.9 million, or $0.16 per diluted share, compared to $3.3 million, or $0.14 per diluted share, in the second quarter of 2010.

•	GAAP Net Income was $2.9 million, or $0.12 per diluted share, versus $1.6 million, or $0.06 per diluted share, in the second quarter of 2010.

•	Cash Flow from Operating Activities was $9.3 million.

•	Balance Sheet grew to $147.9 million in cash and cash equivalents, deposits and marketable securities with no debt as of June 30, 2011.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “It was a strong quarter for Retalix, demonstrated by growth in revenues and net income and solid progress on execution of our strategy.  All of the growth engines we defined for Retalix are firing and beginning to contribute to results.  We won multiple new customers, including Walgreens and one additional Tier 0 North American retailer, and the Russian grocer DIXY.  We generated strong positive cash flows from operations and our net income improved versus the year ago quarter and the previous quarter, and maintained our level of profitability, all while also investing in our growth engines and strategic projects for customers.  We continue to build on our innovative products, including the Retalix 10 Store Suite, and are gaining traction with our services offering and winning customers for our Software-as-a-Service (SaaS) offering.  We are also expanding and enhancing our SaaS business with the recently announced acquisition of MTXEPS.  We are pleased by the market response to our offerings and are confident that Retalix has the unique products and value-added services in place to provide innovative solutions to high volume, high complexity retailers.”

Hugo Goldman, the Company's Chief Financial Officer, said, “We had solid financial performance in the quarter with good growth in revenues and net income, good cash generation, strong collections and improved DSO.  We also continued to maintain our operating margin, and improved our net margins compare to previous and year ago quarters, while we continued to execute on our strategic plan, investing in our growth engines, personnel and strategic projects.  Our strong balance sheet is helping us pursue our growth including funding our recent acquisition of MTXEPS, which will expand and enhance our SaaS and payments offerings.”

Outlook for FY 2011

Sheffer added, “Retalix’s strong performance in the first half of 2011, the contribution coming from our growth engines and our improving business pipeline are all providing us with greater comfort for the year.  In March and again in May we said we expected total revenues for 2011 to be in the range of $217 million to $228 million and expected to maintain at least the same level of profitability in 2011 as compared to 2010.  Our organically generated revenues are trending to the high-end of our guidance for 2011.  We expect that our recent acquisition of MTXEPS will have a minimal contribution for the remainder of 2011, but will grow going forward.  We still expect to maintain at least the same levels of profitability while we continue to invest in our growth engines, people and strategic projects in the second half of 2011.”

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the second quarter and first half of 2011 on Wednesday, August 3rd at 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores.  The company’s products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth.  Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics.  By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide.

The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas.  Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, operating margin, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation and amortization of intangibles related to acquisitions. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

Safe Harbor for Forward-Looking Statements:
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2011" including our expected results, expected demand and opportunities, future expansion of product offerings and services, and future strategic plans and positioning, and the expected contributions from our acquisition of MTXEPS, all involve forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's and MTXEPS’ anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands (except per share data)
REVENUES:
Product sales	24,080	27,009	12,699	13,322	58,000
Services	87,893	73,681	45,150	38,697	149,374
Total revenues	111,973	100,690	57,849	52,019	207,374
COST OF REVENUES:
Cost of product sales	15,211	16,281	7,932	7,717	34,974
Cost of services	49,510	43,571	25,535	23,312	88,526
Total cost of revenues	64,721	59,852	33,467	31,029	123,500
GROSS PROFIT	47,252	40,838	24,382	20,990	83,874

OPERATING EXPENSES:
Research and development – net	15,064	14,401	7,610	7,495	29,657
Selling and marketing	11,952	8,383	6,470	4,264	17,338
General and administrative	13,117	11,794	6,548	5,856	24,635
Other (income) expenses – net	(65)	(23)	4	(23)	(181)
Total operating expenses	40,068	34,555	20,632	17,592	71,449
INCOME FROM OPERATIONS	7,184	6,283	3,750	3,398	12,425
FINANCIAL INCOME (EXPENSES), net	112	(1,148)	390	(792)	3,509
INCOME BEFORE TAXES ON INCOME	7,296	5,135	4,140	2,606	15,934
TAX EXPENSES	(1,927)	(1,367)	(1,142)	(911)	(4,667)
INCOME AFTER TAXES ON INCOME	5,369	3,768	2,998	1,695	11,267
SHARE IN INCOME OF AN ASSOCIATED COMPANY	38	2	-	2	25
NET INCOME	5,407	3,770	2,998	1,697	11,292
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(290)	(280)	(142)	(138)	(505)
NET INCOME ATTRIBUTABLE TO RETALIX LTD.	5,117	3,490	2,856	1,559	10,787
EARNINGS PER SHARE – in U.S. $:
Basic	0.21	0.14	0.12	0.06	0.45
Diluted	0.21	0.14	0.12	0.06	0.44
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,168	24,090	24,173	24,092	24,102
Diluted	24,680	24,235	24,676	24,233	24,515

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30		December 31
	2011	2010	2010
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	69,432	73,014	77,066
Short-term deposits	78,000	32,000	55,000
Marketable securities	10	2,031	2,012
Accounts receivable:
Trade	56,302	58,018	55,536
Other	2,444	9,862	2,723
Prepaid expenses	5,481	3,672	4,436
Inventories	1,044	1,326	1,016
Deferred income taxes	5,379	5,509	4,572
Total current assets	218,092	185,432	202,361
NON-CURRENT ASSETS :
Long-term receivables	1,169	993	1,099
Long-term prepaid expenses	1,405	640	879
Long term investments	496	493	494
Amounts funded in respect of employee rights upon retirement	14,418	10,978	12,855
Deferred income taxes	7,669	10,615	9,737
Other	341	269	298
Total non - current assets	25,498	23,988	25,362
PROPERTY, PLANT AND EQUIPMENT, net	15,739	14,927	15,070
GOODWILL	50,819	50,803	50,803
OTHER INTANGIBLE ASSETS, net of accumulated amortization
Customer base	8,370	11,290	9,748
Other	1,291	1,327	1,348
	9,661	12,617	11,096
Total assets	319,809	287,767	304,692

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30		December 31
	2011	2010	2010
	(Unaudited)		(Audited)
	U.S. $ in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term loan	-	55	-
Current maturities of long-term bank loans	-	369	267
Accounts payable and accruals:
Trade	6,016	6,431	6,511
Employees and employee institutions	10,179	10,100	8,512
Accrued expenses	12,515	9,483	11,175
Other	1,746	1,277	2,145
Deferred revenues	23,015	17,875	21,366
Total current liabilities	53,471	45,590	49,976
LONG-TERM LIABILITIES :
Long-term deferred revenues	4,122	2,537	2,055
Employee rights upon retirement	18,299	14,165	16,392
Deferred income tax	281	263	271
Institutions	476	477	476
Total long-term liabilities	23,178	17,442	19,194
Total liabilities	76,649	63,032	69,170
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized: June 30, 2011 (unaudited), December 31, 2010 (audited), June 30, 2010 (unaudited) 50,000,000 shares;
issued and outstanding: - June 30, 2011 (unaudited) 24,180,323 shares; December 31, 2010 (audited) -24,160,075 shares; June 30, 2010 (unaudited) -24,099,829 shares	6,380	6,358	6,375
Additional paid in capital	213,680	210,520	212,429
Retained earnings	16,279	3,865	11,162
Accumulated other comprehensive income	1,919	124	1,110
Total Retalix shareholders’ equity	238,258	220,867	231,076
Non-controlling interest	4,902	3,868	4,446
Total equity	243,160	224,735	235,522
Total liabilities and equity	319,809	287,767	304,692

 (Continued) - 1

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,407	3,770	2,998	1,697	11,292
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,720	3,063	1,378	1,485	5,989
Losses from sale of property, plant and equipment	-	-	-	-	21
Share in income of an associated company	(38)	(2)	-	(2)	(25)
Stock based compensation expenses	1,184	1,933	603	996	3,855
Changes in accrued liability for employee rights upon retirement	1,721	222	876	(299)	2,243
Losses (gains) on amounts funded in respect of employee rights upon retirement	(458)	147	(61)	396	(1,365)
Deferred income taxes - net	1,300	951	628	648	2,854
Net decrease (increase) in marketable securities	23	64	(5)	62	(99)
Other	(76)	172	(29)	145	172
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(469)	(3,485)	62	(1,516)	(598)
Other (including the non-current portion)	(824)	(32)	(682)	1,847	6,781
Increase (decrease) in accounts payable and accruals:
Trade	(589)	(495)	1,269	284	(530)
Employees, employee institutions and other	2,411	(1,810)	(306)	(1,027)	(979)
Decrease (increase) in inventories	(28)	159	239	196	472
Increase in long-term institutions	-	1	-	8	-
Increase (decrease) in deferred revenues	3,639	698	2,298	(960)	3,638

Net cash provided by operating activities - forward	15,923	5,356	9,268	3,960	33,721

(Continued) - 2

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands
Net cash provided by operating activities - brought forward	15,923	5,356	9,268	3,960	33,721
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	1,978	-	190	-	180
Investment in short term deposits	(23,000)	(32,000)	5,000	(7,000)	(55,000)
Investment in available-for-sale marketable securities	-	(1,679)	-	-	(1,679)
Purchase of property, plant, equipment and other assets	(1,793)	(1,037)	(943)	(505)	(2,566)
Amounts funded in respect of employee rights upon retirement, net	(1,032)	(586)	(745)	(333)	(855)
Changes in restricted deposits	-	70	-	70	(179)
Net cash provided by (used in) investing activities	(23,847)	(35,232)	3,502	(7,768)	(60,099)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(273)	(123)	(273)	(123)	(242)
Issuance of share capital to employees resulting from exercise of options	72	7	71	3	22
short-term loan - net	-	(113)	-	(58)	(170)
Net cash used in financing activities	(201)	(229)	(202)	(178)	(390)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	491	(556)	195	(428)	159
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,634)	(30,661)	12,763	(4,414)	(26,609)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	77,066	103,675	56,669	77,428	103,675
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	69,432	73,014	69,432	73,014	77,066

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands (except share and per share data)
OPERATING INCOME
GAAP Operating income	7,184	6,283	3,750	3,398	12,425
GAAP Operating Margin	6.4%	6.2%	6.5%	6.5%	6%
Plus:
Amortization of acquisition-related intangible assets	1,448	1,749	709	871	3,494
Stock based compensation expenses	1,184	1,933	603	996	3,855
Non-GAAP Operating income	9,816	9,965	5,062	5,265	19,774
Non-GAAP Operating Margin**	8.8%	9.9%	8.8%	10.1%	9.5%

NET INCOME	5,117	3,490	2,856	1,559	10,787
GAAP Net income
Plus:
Amortization of acquisition-related intangible assets	1,448	1,749	709	871	3,494
Stock based compensation expenses	1,184	1,933	603	996	3,855
Less:
Income tax effect of amortization of acquisition-related intangible assets	(573)	(567)	(300)	(216)	(1,366)
Tax expenses (income) effect of stock based compensation expenses	(12)	19	(14)	113	283
Non-GAAP Net income	7,164	6,624	3,854	3,323	17,053

NET INCOME PER DILUTED SHARE
GAAP Net income per diluted share	0.21	0.14	0.12	0.06	0.44
Plus:
Amortization of acquisition-related intangible assets	0.06	0.07	0.03	0.04	0.14
Stock based compensation expenses	0.05	0.08	0.03	0.04	0.16
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.03)	(0.02)	(0.02)	(0.01)	(0.05
Income tax effect of stock based compensation expenses	(0.00)	0.00	(0.00)	0.01	0.01
Non-GAAP Net income per diluted share	0.29	0.27	0.16	0.14	0.70

Shares used in computing diluted net income per share (in thousands)	24,680	24,235	24,676	24,233	24,515

**
We calculate Non-GAAP Operating Margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues.  For the quarter and six months ended June 30, 2011, this resulted in a Non-GAAP Operating Margin of 8.8% and 8.8%, respectively, calculated as follows: $5,062/$57,849 = 8.8% and   $9,816/$111,973 = 8.8%.

RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	15	13	9	2	26
Cost of services and projects	155	130	92	25	252
Research and development - net	57	54	34	44	101
Selling and marketing	202	259	105	258	518
General and administrative	755	1,477	363	667	2,958
Total	1,184	1,933	603	996	3,855

The following table shows the classification of amortization of acquisition-related intangible assets:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	1,067	1,256	536	628	2,483
Cost of services and projects	375	441	188	220	872
General and administrative	6	52	(15)	23	139
Total	1,448	1,749	709	871	3,494